Exhibit 99.1

High-Trend International Group Appoints Veteran Private Equity Executive Shahryar Oveissi as Chief Capital Markets Officer (CCMO)

New York, January 12, 2026 /PRNewswire/ – High-Trend International Group (NASDAQ: HTCO) (“HTCO” or the “Company”), a global ocean technology company, today announced the appointment of veteran entrepreneur and private equity investment specialist Shahryar Oveissi as its Chief Capital Markets Officer (CCMO), effective January 9, 2026. This appointment represents a key milestone in the execution of HTCO’s 2026–2030 strategic plan, aimed at strengthening its capital markets capabilities to support the Company’s transformation from traditional shipping to a fully integrated global maritime infrastructure platform.

A “global connector” in capital markets, Mr. Oveissi brings over 25 years of experience in international finance, private equity and global expansion. He has cultivated a high-level network across the Middle East, Europe and the United States, including sovereign wealth funds, family offices, major financial institutions and industrial groups. Before joining HTCO, he served as a Partner at Rose Capital, where he led investor relations, fundraising initiatives and portfolio value creation, and played an active role in advising companies on global growth strategies and cross-border capital flows.

In his new role as CCMO, Mr. Oveissi will report directly to HTCO’s Chairman, Christopher Nixon Cox, and play a central role in structuring and executing the Company’s global financial strategy. His core responsibilities will include:

●	Financings and asset acquisitions: Structuring and executing diversified, long-term financing solutions to support HTCO’s fleet expansion and maritime infrastructure investment strategy, while optimizing the Company’s capital structure.

●	Institutional investor relations: Building, maintaining and expanding long-term partnerships with institutional investors worldwide, enhancing HTCO’s visibility and support in the global capital markets.

●	Sovereign and long-term capital engagement: Leveraging his deep relationships in the Middle East and other key regions to introduce sovereign wealth funds, family offices and government-related long-term capital, thereby strengthening HTCO’s international influence and resource integration capabilities.

“Shahryar’s joining HTCO is a landmark development for the Company,” said Christopher Nixon Cox, Chairman of HTCO. “His multifaceted background in private equity, international trade and capital markets aligns perfectly with our vision to build a world-class maritime infrastructure and digital shipping platform. With his connectivity across key markets in the Middle East, Europe and North America, he will serve as a critical bridge between HTCO and the world’s leading capital providers, accelerating our strategy in green shipping, digital finance and innovative asset structures.”

“I am honored to join HTCO’s highly entrepreneurial and forward-thinking leadership team,” said Shahryar Oveissi. “HTCO is uniquely positioned by anchoring innovative financial and digital solutions on the solid foundation of real-economy shipping cash flows – a ‘virtual plus physical’ model that is highly compelling in today’s global markets. I look forward to leveraging my experience in private equity, cross-border capital formation and sovereign capital partnerships to help drive HTCO’s transformation into a global maritime infrastructure platform and to create long-term value for our shareholders and partners.”

About Shahryar Oveissi

Shahryar Oveissi is a serial entrepreneur who has spent the last 25 years traveling the world, establishing new ventures, promoting U.S. companies across several continents and in the process developing global relationships. He has worked with many corporations, governments and heads of state, bringing new business opportunities to underdeveloped markets. A proven private equity investor with over 20 years of experience in the sector, Oveissi is currently focusing on investments in the healthcare and biotech sectors, the renewable energy, and the cryptocurrency/blockchain sector. Shahryar is also a Partner in Latitude Hotels Group, a leading African Boutique hotel chain. Shahryar graduated from NYU’s Stern School of Business with a B.S. in Information Systems & International Business.

About High-Trend International Group

High-Trend International Group is a global ocean technology company with core businesses in international shipping and marine carbon neutrality.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and can be identified by words such as “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those indicated by these statements, including but not limited to those detailed in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended October 31, 2024. All information in this press release is as of the date of this release, and the Company undertakes no obligation to update any forward-looking statement, except as required by applicable law.